

Chicago Rivet

Chicago Rivet & Machine Co.
2023 Annual Report



Highlights

	2023	2022
Net Sales	**$31,507,722**	$33,646,033
Net Income (Loss)	**(4,401,584)**	2,867,629
Net Income (Loss) Per Share	**(4.56)**	2.97
Dividends Paid	**618,325**	850,196
Dividends Paid Per Share	**0.64**	0.88
Net Cash Used in Operating Activities	**1,931,636**	1,264,954
Expenditures for Property, Plant and Equipment	**1,078,367**	969,943
Working Capital	**13,976,864**	20,073,089
Total Shareholders' Equity	**25,966,889**	30,986,798
Common Shares Outstanding at Year-End	**966,132**	966,132
Shareholders' Equity Per Common Share	**26.88**	32.07

Annual Meeting
The annual meeting of shareholders
will be held on May 14, 2024 at 10:00 a.m. at
901 Frontenac Road
Naperville, Illinois

Chicago Rivet & Machine Co. • 901 Frontenac Road • Naperville, Illinois 60563 • www.chicagorivet.com


To Our Shareholders:

RESULTS OF OPERATIONS

Operating results for 2023 continued to be impacted by commodity and overall economic inflationary factors. While automotive demand remained relatively steady overall during 2023, our timing in obtaining economic relief under restrictive automotive contracts, which are common in the market, lagged the pace of volatility and significantly impacted our margins. Abrupt changes in market prices of certain key materials and other production costs resulted in profitability challenges as we worked with our customers to mitigate the impact. In particular, the process of obtaining updated pricing from customers, to reflect the Company's increased operating costs, takes significant time to complete. As a result, in the interim as the Company has sought to update pricing, its margins have been negatively impacted. Additionally, non-automotive volumes declined year over year. While we have seen improvement in the labor market since the beginning of the year and raw material pricing has receded from historic highs, most of our production-related expenses remain elevated year over year. These conditions are expected to persist in the near term and our focus remains on updating pricing and improving efficiency while pursuing opportunities and relationships in the markets we serve. Fourth quarter sales were $6,780,894 compared to $6,857,154 in the fourth quarter of 2022, a decline of $76,260, or 1.1%. While the decline in sales was relatively minor our input costs remained elevated and contributed to reporting a net loss in the fourth quarter of $1,542,899, or $1.60 per share, compared to a net loss of $1,312,648, or $1.36 per share, in the fourth quarter of 2022. For the full year, net sales were $31,507,722 compared to $33,646,033 in 2022, a decline of $2,138,311, or 6.4%. Net loss for the full year was $4,401,584, or $4.56 per share, compared to net income of $2,867,629, or $2.97 per share in 2022. The positive figure for 2022 includes a pre-tax gain on the sale of our Naperville, Illinois property of $4,738,394 that was reported in the third quarter.

2023 Compared to 2022

Fastener segment revenues were $5,965,995 in the fourth quarter of 2023 compared to $6,272,480 in the fourth quarter of 2022, a decline of $306,485, or 4.9%. During the quarter, sales to automotive customers decreased fractionally to $4,147,072 from $4,185,600 in the year earlier quarter. Slightly lower volumes were offset by new pricing agreements put in place during the mid to latter half of the quarter. Non-automotive revenues also decreased fractionally to $1,818,923 from $2,086,880 in the year earlier quarter. Fastener segment revenues for the full year 2023 were $28,161,362 compared to $30,291,547 in 2022, a decrease of $2,130,185, or 7.0%. For the full year 2023, sales to automotive customers were

$19,297,188 compared to $18,454,238 in 2022, an increase of $842,950, or 4.6%. Sales to non-automotive customers in 2023 were $8,864,174 compared to $11,837,309 in 2022, a decline of $2,973,135, or 25%. The modest increase in automotive sales was primarily a result of new pricing agreements secured in the fourth quarter of 2023 but were more than offset by higher input costs experienced during the entire year. Overall, non-automotive fastener volume declined year over year. As a result, gross margin for the fastener segment was $(1,267,492) in 2023 compared to $3,167,104 in 2022.

Assembly equipment segment revenues were $814,899 in the fourth quarter of 2023, compared to $584,674 in the fourth quarter of 2022, an increase of $230,225, or 39.3%. For the full year 2023, assembly equipment segment revenues were $3,346,360, compared to $3,354,486 reported in 2022, a decrease of $8,126, or 0.2%. While assembly equipment revenues remained flat year over year gross margins increased to $667,902 or 3.0% from $648,220 in 2022.

Selling and administrative expenses were $5,237,656 in 2023 compared to $4,992,521 in 2022, an increase of $245,135, or 4.9%. We incurred an increase in outside consulting of $292,625, primarily related to hiring costs to fill certain positions, an increase in employee compensation expense of $250,133 as these positions were filled and increase in rent expense of approximately $64,150, primarily related to the lease agreement entered into upon the sale of the Naperville facility in the third quarter of 2022. These, and other smaller expense increases, were offset by a reduction in director fees and commissions of $275,677 and $203,464, respectively. The remaining net change relates to various smaller items. As a percentage of net sales, selling and administrative expenses were 16.6% in 2023 compared to 14.8% in 2022.

As previously disclosed in a Current Report on Form 8-K filed on September 30, 2022, we sold our Naperville, Illinois facility in which the Company's headquarters and warehouse space is located for a selling price of $5,350,000 in cash, less customary closing costs. Concurrently with the completion of the sale, the Company entered into a lease agreement with the purchaser pursuant to which the Company leased the office and warehouse portion of the Naperville facility from the purchaser until December 31, 2022 and after extension will lease the office portion until December 31, 2024. The monthly rent payable by the Company under the Lease for 2023 was $8,500. The sale was undertaken in order to take advantage of favorable market conditions and to reduce the occupancy space devoted to the Company's administrative functions.

Other income was $108,234 in 2023 compared to $91,433 in 2022. Other income is primarily comprised of interest income on our cash equivalents which increased modestly during the year due to higher interest rates.

The Company's effective income tax rates were 23.2% and 21.5% in 2023 and 2022, respectively.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends in 2023 totaling $0.64 per share. On February 19, 2024, the Board of Directors declared a regular quarterly dividend of $0.10 per share, payable March 20, 2024 to shareholders of record on March 5, 2024. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 90 years.

PROPERTY, PLANT AND EQUIPMENT

Total capital expenditures in 2023 were $1,078,367. Of this total, $1,041,896 related to fastener segment activities, including $696,557 for cold heading and screw machine equipment, $299,502 for equipment to perform secondary operations and inspection of parts and $45,837 for general plant equipment. Assembly equipment segment additions in 2023 were $5,235 for general plant equipment. Additional investments of $31,236 were made in 2023 for facilities improvements and IT equipment that benefit both the assembly equipment segment and the fastener segment.

Capital expenditures in 2022 were $969,943. Fastener segment additions accounted for $868,654 of the total, including $92,880 for cold heading and screw machine equipment, $208,028 for equipment to perform secondary operations and inspection of parts and $215,540 for general plant equipment. The remaining $352,206 of fastener segment additions related to building improvements. Assembly equipment segment additions in 2022 were $3,207 for IT equipment. Investments for the benefit of both operating segments, primarily for building improvements, totaled $98,082 during 2022.

Depreciation expense was $1,275,078 in 2023 and $1,279,870 in 2022.

LIQUIDITY AND CAPITAL RESOURCES

Working capital at December 31, 2023 was $13,976,864, a decrease of $6,096,225 from the beginning of the year. A decline in net accounts receivable during the year of $699,255 and a decrease in inventory of $1,793,577 had a negative impact on working capital. The Company's

investing activities in 2023 included the proceeds from the sale of property and equipment of $50,422 and the net maturities from short-term investments of $919,880 less capital expenditures of $1,078,367. The only financing activity during 2023 was the payment of $618,325 in dividends on our common stock. These changes and other cash flow activity resulted in a balance of cash, cash equivalents and certificates of deposit of $3,158,195 at the end of 2023 compared to $6,736,101 as of the beginning of the year.

Management believes that current cash, cash equivalents and operating cash flow will be sufficient to provide adequate working capital for the next twelve months.

Off-Balance Sheet Arrangements

The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on historical experience, current trends and on various other assumptions that are believed to be reasonable under the circumstances. We evaluate our estimates and judgments required by our policies on an ongoing basis and update them as appropriate based on changing conditions. A summary of significant accounting policies can be found in Note 1 of the financial statements.

Critical accounting estimates are those that require application of management's most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. We have reviewed our accounting estimates, and none were deemed to be considered critical for the accounting periods presented. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. Additionally, future facts and circumstances could change and impact our estimates and assumptions.



NEW ACCOUNTING STANDARDS

The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards. A summary of recent accounting pronouncements can be found in Note 1 of the financial statements.

OUTLOOK FOR 2024

Operating results for 2023 were negatively impacted by a number of factors, which the Company's new management team has been working diligently to address. We are committed to addressing these factors and returning to profitability. Operating costs have continued to increase significantly, particularly raw material, tooling, labor, and outside processing costs. Increases that were historically transient have become persistent. As a result, we have engaged in a thorough review of existing pricing and customer contracts and management remains actively engaged with our existing customers to ensure that our pricing reflects current economic conditions. We have had success in many of these interactions in 2023, however, there is still work to be done to ensure that all of our contracts are structured to allow for a return to profitability. We are committed to these efforts to update our pricing, and in connection with these efforts, will continue to evaluate our product lines and customer relationships to seek to identify opportunities to improve our margins and profitability. In addition to the pricing actions described above, we have also initiated reviews within each of our operating segments to ensure that we have a competitive cost structure and pursue actions for further cost and inventory reduction and cash flow improvement. We are also focused on increasing sales to existing and new customers. Assembly equipment revenues and profitability were a bright spot in 2023 and will remain a focus for 2024. Automotive volumes remained steady year over year, however, non-automotive demand decreased significantly. We are committed to identifying and executing on opportunities to expand existing customer relationships and to build new customer relationships going forward. In addition, we note that we increased our capital expenditures in 2023 over the previous year and expect to see the benefits of those investments in the future.

As previously disclosed in the Current Reports on Forms 8-K that we filed during 2023, a new but experienced management team has been put in place to lead the Company in the next stage of our journey. Gregory D. Rizzo was hired as the Company's Chief Executive Officer in May 2023, and Joel Brown and Bill Stlaske joined the Company as Chief Financial Officer and Vice-President of Sales, respectively, in November of 2023. In addition, Michael J. Bourg, previously President and Chief Operating Officer of the Company, retired in December 2023. We appreciate Mr. Bourg's efforts on behalf of the Company. With an experienced leadership team in place, the Company will focus on the pricing and cost actions discussed above, with a renewed focus on increasing sales with our existing customers as well as identifying new customers, products, and markets for existing products.

We believe that our sound financial condition, long history of success in a variety of challenging circumstances, as well as our experience, quality, and customer service in a very competitive global marketplace will provide the foundation for improved operating results in the future. We are grateful for the contributions of all our dedicated employees in what was again a very challenging year. We would like to recognize two key contributors who will be retiring in 2024: Michael P. Sweitzer from the Tyrone Pennsylvania facility who has been with the Company for 47 years, including 30 years as the Plant Manager, and Kimberly A. Kirhofer, Corporate Secretary, who has been with the Company for 41 years. These individuals have exemplified loyalty, dedication and commitment to the Company that are hallmarks of our employees and that have been, and remain, critical to the Company's success. We remain grateful to all our customers and shareholders that continue to support and believe in the Company.

Respectfully,

James W. Morrissey
Chairman of the Board

Gregory D. Rizzo
Chief Executive Officer

March 28, 2024

Management's Report

(Continued)

FORWARD-LOOKING STATEMENTS

This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include those disclosed under "Risk Factors" in our Annual Report on Form 10-K and in the other filings we make with the United States Securities and Exchange Commission. These factors, include among other things: risk related to conditions in the domestic and international automotive industry, upon which we rely for sales revenue, the intense competition in our markets, the concentration of our sales with major customers, risks related to export sales, the price and availability of raw materials, supply chain disruptions, labor relations issues and rising costs, losses related to product liability, warranty and recall claims, costs relating to compliance with environmental laws and regulations, information systems disruptions and the threat of cyberattacks, and the loss of the services of our key employees. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required under the federal securities laws.



Consolidated Balance Sheets

December 31	**2023**	2022
Assets		
Current Assets		
Cash and Cash Equivalents	**$ 1,387,075**	$ 4,045,101
Short-Term Investments	**1,771,120**	2,691,000
Accounts Receivable – Less allowances of $160,000	**4,275,882**	4,975,137
Contract Assets	**118,301**	0
Inventories, net	**7,327,653**	9,121,230
Prepaid Income Taxes	**580,287**	509,119
Other Current Assets	**380,562**	422,747
Total Current Assets	**15,840,880**	21,764,334
Property, Plant and Equipment, net	**11,665,082**	11,861,793
Deferred Income Taxes, net	**324,943**	0
Total Assets	**$27,830,905**	$33,626,127
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts Payable	**$ 788,974**	$ 697,235
Accrued Wages and Salaries	**514,900**	462,332
Other Accrued Expenses	**129,963**	327,961
Unearned Revenue and Customer Deposits	**430,179**	203,717
Total Current Liabilities	**1,864,016**	1,691,245
Deferred Income Taxes, net	**0**	948,084
Total Liabilities	**1,864,016**	2,639,329
Commitments and Contingencies (Note 8)		
Shareholders' Equity		
Preferred Stock, No Par Value, 500,000 Shares Authorized: None Outstanding	**—**	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued, 966,132 Shares Outstanding	**1,138,096**	1,138,096
Additional Paid-in Capital	**447,134**	447,134
Retained Earnings	**28,303,757**	33,323,666
Treasury Stock, 171,964 Shares at cost	**(3,922,098)**	(3,922,098)
Total Shareholders' Equity	**25,966,889**	30,986,798
Total Liabilities and Shareholders' Equity	**$27,830,905**	$33,626,127

The accompanying notes are an integral part of the Consolidated Financial Statements.



Consolidated Statements of Operations

For the Years Ended December 31	2023	2022
Net Sales	$31,507,722	$33,646,033
Cost of Goods Sold	32,107,312	29,830,710
Gross Profit (Loss)	(599,590)	3,815,323
Operating (Income) Expenses:		
Selling and Administrative Expenses	5,237,656	4,992,521
Gain on Sale of Property	0	(4,738,394)
Total Operating Expenses	5,237,656	254,127
Operating Profit (Loss)	(5,837,246)	3,561,196
Other Income	108,234	91,433
Income (Loss) Before Income Taxes	(5,729,012)	3,652,629
Provision (Benefit) for Income Taxes	(1,327,428)	785,000
Net Income (Loss)	$ (4,401,584)	$ 2,867,629
Net Income (Loss) Per Share	$ (4.56)	$ 2.97

Consolidated Statements of Shareholders' Equity

	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock, At Cost Shares	Treasury Stock, At Cost Amount	Total Shareholders' Equity
Balance, January 1, 2022	$0	966,132	$1,138,096	$447,134	$31,306,233	171,964	$(3,922,098)	$28,969,365
Net Income					2,867,629			2,867,629
Dividends Declared ($0.88 per share)					(850,196)			(850,196)
Balance, December 31, 2022	0	966,132	1,138,096	447,134	33,323,666	171,964	(3,922,098)	30,986,798
Net Loss					(4,401,584)			(4,401,584)
Dividends Declared ($0.64 per share)					(618,325)			(618,325)
Balance, December 31, 2023	$0	966,132	$1,138,096	$447,134	$28,303,757	171,964	$(3,922,098)	$25,966,889

The accompanying notes are an integral part of the Consolidated Financial Statements.



Consolidated Statements of Cash Flows

For the Years Ended December 31	2023	2022
Cash Flows from Operating Activities:		
Net Income (Loss)	**$(4,401,584)**	$ 2,867,629
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation and Amortization	**1,275,078**	1,279,870
Gain on the Sale of Property and Equipment	**(50,422)**	(4,741,096)
Deferred Income Taxes	**(1,273,027)**	22,000
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	**699,255**	672,847
Contract Assets	**(118,301)**	0
Inventories, net	**1,793,577**	(601,450)
Other Current Assets and Prepaid Income Taxes	**(28,983)**	(585,190)
Accounts Payable	**91,739**	4,600
Accrued Wages and Salaries	**52,568**	(47,000)
Other Accrued Expenses	**(197,998)**	(38,457)
Unearned Revenue and Customer Deposits	**226,462**	(98,707)
Net Cash Used in Operating Activities	**(1,931,636)**	(1,264,954)
Cash Flows from Investing Activities:		
Capital Expenditures	**(1,078,367)**	(969,943)
Proceeds from the Sale of Property and Equipment	**50,422**	5,043,240
Proceeds from Short-Term Investments	**2,691,000**	1,495,000
Purchases of Short-Term Investments	**(1,771,120)**	(1,445,000)
Net Cash Provided by (Used in) Investing Activities	**(108,065)**	4,123,297
Cash Flows from Financing Activities:		
Cash Dividends Paid	**(618,325)**	(850,196)
Net Cash Used in Financing Activities	**(618,325)**	(850,196)
Net Increase (Decrease) in Cash and Cash Equivalents	**(2,658,026)**	2,008,147
Cash and Cash Equivalents:		
Beginning of Year	**4,045,101**	2,036,954
End of Year	**$ 1,387,075**	$ 4,045,101
Cash Paid for Income Taxes	**$ 0**	$ 1,271,679

The accompanying notes are an integral part of the Consolidated Financial Statements.



Notes to Consolidated Financial Statements

1—Nature of Business and Significant Accounting Policies

Nature of Business—The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners and parts, screw machine products, automatic rivet setting machines and parts and tools for such machines.

A summary of the Company's significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Chicago Rivet & Machine Co. and its wholly-owned subsidiary, H & L Tool Company, Inc. ("H & L Tool"). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition—Revenue is recognized when control of the promised goods or services is transferred to our customers, generally upon shipment of goods or completion of services, in an amount that reflects the consideration we expect to receive in exchange for those goods or services. Sales taxes we may collect concurrent with revenue producing activities are excluded from revenue. Revenue is recognized net of certain sales adjustments to arrive at net sales as reported on the statement of income. These adjustments primarily relate to customer returns and allowances, which vary over time. The Company records a liability and reduction in sales for estimated product returns based upon historical experience. If we determine that our obligation under warranty claims is probable and subject to reasonable determination, an estimate of that liability is recorded as an offset against revenue at that time. As of December 31, 2023 and 2022, reserves for warranty claims were not material.

Cash received by the Company prior to shipment is recorded as unearned revenue. For certain assembly equipment segment transactions, revenue is recognized based on progress toward completion of the performance obligation using a labor-based measure. Labor incurred and specific material costs are compared to milestone payments per sales contract. Based on our experience, this method most accurately reflects the transfer of goods under such contracts. During 2023, the Company realized $342,328 of revenue related to such contracts, and has $123,172 for the remaining performance obligation under such contracts which the Company expects to recognize as revenue in the first quarter of 2024. Contract assets of $118,301 was recorded relating to these contracts. Shipping and handling fees billed to customers are recognized in net sales, and related costs as cost of sales, when incurred.

Credit Risk—The Company extends credit on the basis of terms that are customary within our markets to various companies doing business primarily in the automotive industry. The Company has a concentration of credit risk primarily within the automotive industry

and in the Midwestern United States. The Company has established an allowance for accounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer and historical experience. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. The Company considers a number of factors in determining its estimates, including the length of time its trade accounts receivable are past due, the Company's previous loss history and the customer's current ability to pay its obligation. The Company also considers current economic conditions, the economic outlook and industry-specific factors in its evaluation. Accounts receivable balances are charged off against the allowance when it is determined that the receivable will not be recovered.

Cash and Cash Equivalents and Short-Term Investments—The Company considers all highly liquid investments, including U.S. Treasury bills and certificates of deposit, with a maturity of three months or less when purchased to be cash equivalents. Certificates of deposit and treasury bills with an original maturity of greater than three months but less than one year are separately presented as Short-Term Investments at cost which approximates market value. The Company maintains cash on deposit in several financial institutions. At times, the account balances may be in excess of Federal Deposit Insurance Corporation insured limits.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, certificates of deposit, treasury bills, accounts receivable and accounts payable approximate fair value based on their short-term nature.

Inventories—Inventories are stated at the lower of cost or net realizable value, cost being determined by the first-in, first-out method. The value of inventories is reduced for estimated excess and obsolete inventories based on a review of on-hand inventories compared to historical and estimated future sales and usage.

Property, Plant and Equipment—Properties are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax purposes. Direct costs related to developing or obtaining software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software's useful life when the software is placed in service. The estimated useful lives by asset category are:

Asset category	Estimated useful life
Land improvements	15 to 40 years
Buildings and improvements	10 to 40 years
Machinery and equipment	5 to 18 years
Capitalized software costs	3 to 5 years
Other equipment	3 to 10 years



The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. There were no triggering events requiring assessment of impairment as of December 31, 2023 and 2022.

When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized in current operations. Maintenance, repairs and minor betterments that do not improve the related asset or extend its useful life are charged to operations as incurred.

Income Taxes—Deferred income taxes are determined under the asset and liability method. Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred taxes are shown on the balance sheet as a net long-term asset or liability.

The Company applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 31, 2023 and 2022, the Company determined that there are no uncertain tax positions with a more than 50% likelihood of being realized upon settlement.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense. There were no such expenses in 2023 or 2022.

The Company's federal income tax returns for the 2020 through 2022 tax years are subject to examination by the Internal Revenue Service ("IRS"). While it may be possible that a reduction could occur with respect to the Company's unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company.

No statutes have been extended on any of the Company's federal income tax filings. The statute of limitations on the Company's 2020, 2021 and 2022 federal income tax returns will expire on September 15, 2024, 2025 and 2026, respectively.

The Company's state income tax returns for the 2020 through 2022 tax years are subject to examination by various state authorities with the latest closing period on October 31, 2026. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information based on the internal structure and reporting of the Company's operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2023 and 2022.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant items subject to estimates and assumptions include depreciable lives, deferred taxes and valuation allowances for accounts receivable and inventory obsolescence. Actual results could differ from those estimates.

Recent Accounting Pronouncements—In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and in November 2018 issued an amendment, ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses. ASU 2016-13 amends the impairment model by requiring entities to use a forward-looking approach based on expected losses rather than incurred losses to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 and ASU 2018-19 should be applied on either a prospective transition or modified-retrospective approach depending on the subtopic. ASU 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company adopted this ASU on January 1, 2023. The impact of the adoption on our consolidated financial statements was not material and primarily resulted in new/enhanced disclosures only.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose its significant segment expense categories and amounts for each reportable segment. The new guidance is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The Company is evaluating the impact of this ASU.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures providing investors with information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The new guidance is effective for annual periods beginning after December 31, 2024. The Company is evaluating the impact that it will have on our consolidated financial statements and disclosures.



2—Balance Sheet Details

	2023	2022
Inventories:		
Raw materials	**$ 2,878,869**	$ 4,460,071
Work in process	**2,374,795**	2,747,427
Finished goods	**2,614,989**	2,534,732
	7,868,653	9,742,230
Valuation reserves	**(541,000)**	(621,000)
	$ 7,327,653	$ 9,121,230
Property, Plant and Equipment, net:		
Land and improvements	**$ 1,510,513**	$ 1,510,513
Buildings and improvements	**6,835,619**	6,818,066
Machinery and equipment	**37,019,453**	35,982,194
Capitalized software and other	**933,449**	1,038,768
	46,299,034	45,349,541
Accumulated depreciation	**(34,633,952)**	(33,487,748)
	$11,665,082	$ 11,861,793
Other Accrued Expenses:		
Profit sharing plan contribution	**$ 0**	$ 170,000
Property taxes	**20,342**	41,497
All other items	**109,621**	116,464
	$ 129,963	$ 327,961
Allowance for Credit Losses:		
Balance at beginning of year	**$ 160,000**	$ 170,000
Charges to statement of operations	**13,804**	(1,660)
Write-offs, net of recoveries	**(13,804)**	(8,340)
Balance at end of year	**$ 160,000**	$ 160,000
Inventory Valuation Reserves:		
Balance at beginning of year	**$ 621,000**	$ 612,000
Charges to statement of operations	**143,233**	17,070
Write-offs	**(223,233)**	(8,070)
Balance at end of year	**$ 541,000**	$ 621,000

3—Income Taxes—The provision for income tax expense consists of the following:

	2023	2022
Current:		
Federal	**$ (1,569)**	$723,000
State	**(52,832)**	40,000
Deferred	**(1,273,027)**	22,000
	$(1,327,428)	$785,000

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2023		2022	
	Amount	**%**	Amount	%
Expected tax at U.S. statutory rate	**$(1,203,000)**	**(21.0)**	$767,000	21.0
Permanent differences	**(3,428)**	**(.1)**	(14,000)	(.4)
State taxes, net of federal benefit	**(121,000)**	**(2.1)**	32,000	.9
Income tax expense (benefit)	**$(1,327,428)**	**(23.2)**	$785,000	21.5

The deferred tax assets (liabilities) consist of the following:

	2023	2022
Depreciation and amortization	**$(1,254,472)**	$(1,216,451)
Inventory	**157,307**	157,687
Accrued vacation	**66,240**	71,923
Allowance for credit losses	**33,600**	38,250
Net operating losses	**1,262,621**	0
Other, net	**59,647**	507
	$ 324,943	$ (948,084)

At December 31, 2023, the Company had federal net operating loss carryforwards of approximately $6,045,000. The net operating loss carryforwards are not subject to expiration, however are subject to annual utilization limitations for U.S. federal income tax purposes. The Company believes it is more-likely-than-not that its deferred tax assets will be realized, based primarily on its expectation of future taxable income and considering future reversals of existing taxable temporary differences. The Company reviews the need for a valuation allowance on a quarterly basis for each of its tax jurisdictions.

4—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan were zero in 2023 and $170,000 in 2022.

5—Other Income—consists of the following:

	2023	2022
Interest income	**$103,230**	$55,333
Other	**5,004**	36,100
	$108,234	$91,433

6—Segment Information—The Company operates in the United States in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and parts and screw machine products. The assembly equipment segment



includes automatic rivet setting machines and parts and tools for such machines. Information by segment is as follows:

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2023:				
Net Sales	$28,161,362	$3,346,360	$ 0	$31,507,722
Depreciation	1,145,620	122,928	6,530	1,275,078
Segment operating profit (loss)	(3,747,744)	549,156	0	(3,198,588)
Selling and administrative expenses	0	0	(2,638,658)	(2,638,658)
Other income	0	0	108,234	108,234
Loss before income taxes				(5,729,012)
Capital expenditures	1,041,896	5,235	31,236	1,078,367
Segment assets:				
Accounts receivable, net	3,994,372	281,510	0	4,275,882
Contract assets	0	118,301	0	118,301
Inventories, net	5,714,826	1,612,827	0	7,327,653
Property, plant and equipment, net	9,458,605	1,185,804	1,020,673	11,665,082
Other assets	0	0	4,443,987	4,443,987
				27,830,905
Year Ended December 31, 2022:				
Net Sales	$30,291,547	$3,354,486	$ 0	$33,646,033
Depreciation	1,129,151	133,615	17,104	1,279,870
Segment operating profit	505,751	413,995	0	919,746
Selling and administrative expenses	0	0	(2,096,944)	(2,096,944)
Gain on sale of property			4,738,394	4,738,394
Other income	0	0	91,433	91,433
Income before income taxes				3,652,629
Capital expenditures	868,654	3,207	98,082	969,943
Segment assets:				
Accounts receivable, net	4,683,620	291,517	0	4,975,137
Inventories, net	7,766,703	1,354,527	0	9,121,230
Property, plant and equipment, net	9,562,329	1,303,497	995,967	11,861,793
Other assets	0	0	7,667,967	7,667,967
				33,626,127

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Certain long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable.

The following table presents revenue by segment, further disaggregated by end-market:

	Fastener	Assembly Equipment	Consolidated
Year Ended December 31, 2023:			
Automotive	$19,297,188	$ 131,821	$19,429,009
Non-automotive	8,864,174	3,214,539	12,078,713
Total net sales	$28,161,362	$3,346,360	$31,507,722
Year Ended December 31, 2022:			
Automotive	$18,454,238	$ 209,735	$18,663,973
Non-automotive	11,837,309	3,144,751	14,982,060
Total net sales	$30,291,547	$3,354,486	$33,646,033

The following table presents revenue by segment, further disaggregated by location:

	Fastener	Assembly Equipment	Consolidated
Year Ended December 31, 2023:			
United States	$22,635,244	$3,154,677	$25,789,921
Foreign	5,526,118	191,683	5,717,801
Total net sales	$28,161,362	$3,346,360	$31,507,722
Year Ended December 31, 2022:			
United States	$24,955,181	$3,202,729	$28,157,910
Foreign	5,336,366	151,757	5,488,123
Total net sales	$30,291,547	$3,354,486	$33,646,033

Sales to one customer in the fastener segment accounted for 16% of consolidated revenues during 2023 and 15% in 2022. The accounts receivable balance for this customer accounted for 15% and 19% of consolidated accounts receivable as of December 31, 2023 and 2022, respectively. Sales to a second customer in the fastener segment accounted for 14% of consolidated revenues during 2023 and 2022. The accounts receivable balance for this customer accounted for 14% and 16% of consolidated accounts receivable as of December 31, 2023 and 2022, respectively. Sales to a third customer were 11% of consolidated revenue in 2023. The accounts receivable balance for this customer accounted for 20% of consolidated accounts receivable as of December 31, 2023.

7—Gain on Sale of Property- On August 12, 2022, the Company entered into a Purchase and Sale Agreement (the "PSA") with Frontenac Properties LLC (the "Purchaser") pursuant to which the Company agreed, subject to the terms and conditions of the PSA, to sell its facility in Naperville, Illinois, in which the Company's headquarters and warehouse space are located, to the Purchaser. On September 27, 2022, the Company's sale of the facility to the Purchaser was completed for a selling price of $5,350,000 in cash, less customary closing costs. The net gain on the transaction was $4,738,394. A portion of the net proceeds was invested in U.S. Treasury bills and is included in cash and cash equivalents as of December 31, 2022.

Concurrently with the completion of the sale of the Naperville facility, the Company and the Purchaser entered into a lease agreement pursuant to which the Company leased the office and warehouse portion of the Naperville facility from the Purchaser until December 31, 2022 and the office portion until June 30, 2023. The monthly rent payable by the Company under the lease was $12,500 for the period from the closing until December 31, 2022 and was $8,500 for the period from January 1, 2023 to June 30, 2023. For the period from July 1, 2023 through December 31, 2023 the lease was extended on a month to month basis at $8,500 per month. The Company adopted the practical expedient for short-term leases under ASC 842 which allows for leases of 12 months or less to be expensed on a straight-line basis over the lease term without reporting on the balance sheet.

8—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $128,000 and $91,000 in 2023 and 2022, respectively. Total future minimum rentals at December 31, 2023 were $112,800.

The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. While it is not possible at this time to establish the ultimate amount of liability with



respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position.

9.—Risks and Uncertainties for Health Emergencies. Our global operations expose us to risks associated with pandemics, epidemics, or other public health emergencies. Such events could lead to restrictions and mandates, and there could be global impacts resulting directly or indirectly from such an event including labor shortages, logistical challenges, and supply chain disruptions such as increases in costs for certain goods and services. While much of our customer demand and shipments have recovered from the impact of the COVID-19 pandemic, the extent to which any resurgence in the future would impact our business, including the automotive industry upon which we rely for sales, will depend on a number of evolving factors, all of which are highly uncertain and cannot be predicted, and could last for an extended period of time.

10—Subsequent Events—On February 19, 2024, the Board of Directors declared a regular quarterly dividend of $0.10 per share, or $96,613.20, payable March 20, 2024 to shareholders of record on March 5, 2024.

On January 1, 2024, the Company entered into a one-year lease agreement for the Naperville facility that extends through December 31, 2024 at the rate of $9,400 per month.



Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Chicago Rivet & Machine Co.
Naperville, Illinois

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2014.

Oak Brook, Illinois
March 28, 2024



INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the NYSE American (trading privileges only, not registered). The ticker symbol is CVR.

At December 31, 2023, there were approximately 125 shareholders of record.

The transfer agent and registrar for the Company's common stock is:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004-1561

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

| Quarter | Dividends Declared | | Stock Price Range | | | |
| | 2023 | 2022 | 2023 | | 2022 | |
			High	Low	High	Low
First	$0.22	$0.22	$32.94	$25.40	$29.28	$25.25
Second	$0.22	$0.22	$30.76	$23.65	$31.00	$25.11
Third	$0.10	$0.22	$26.75	$16.80	$29.20	$25.36
Fourth	$0.10	$0.22	$18.49	$15.16	$29.77	$25.03

BOARD OF DIRECTORS

James W. Morrissey (e) (c) (n)
Chairman of the Board
of the Company
Attorney at Law
Vedder Price P.C.
Chicago, Illinois

Gregory D. Rizzo (e)
Chief Executive Officer
of the Company

Kent H. Cooney (a) (n)
Private Investor
Woodstock, Illinois

Kurt Moders (c) (n)
President
Kenmode Tool & Engineering, Inc.
Algonquin, Illinois

Karen G. Ong (a)
President & Chief Operating
Officer of Algonquin State Bank
Algonquin, Illinois

Dr. Walter W. Morrissey (e)
Managing Director
Kaufman, Hall & Associates, LLC
Chicago, Illinois

John L. Showel (a) (c) (e) (n)
Portfolio Manager
Maggiore Fund I, LP
Chicago, Illinois

(a)   Member of Audit Committee
(c)   Member of Compensation Committee
(e)   Member of Executive Committee
(n)   Member of Nominating Committee

CORPORATE OFFICERS

Gregory D. Rizzo
Chief Executive Officer

Joel M. Brown
Chief Financial Officer

Kimberly A. Kirhofer
Secretary

CHICAGO RIVET & MACHINE CO.
Administrative & Sales Office
Naperville, Illinois

Manufacturing Facilities
Albia Division
Albia, Iowa

Tyrone Division
Tyrone, Pennsylvania

H & L Tool Company, Inc
Madison Heights, Michigan

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Chicago Rivet & Machine Co. • 901 Frontenac Road • Naperville, Illinois 60563 • www.chicagorivet.com